March 19, 2012

Filed VIA EDGAR

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporate Finance

Att: Chambre Malone & Pamela Long

Dear Ms. Malone & Ms. Long,

Re: Vantone Realty corporation

Registration Statement on form S-1

Filed March 5, 2012

File No: 333-179302

In response to your lettered dated March 16, 2012, concerning the above captioned Registration Statement, we are providing the following responses:

1. Response: We have identified our latest amended registration statement as Amendment No: 3

2. Response: We have included the following sentence in bold or highlighted print a cross-reference to your risk factors on page 2.

"THE SECURITIES OFFERED IN THIS PROSPECTUS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE 5."

3. Response: We have revised the table to state that 3,000,000 shares sold represent 60% of the total offering of Commons Stock. Page 13.

4. Response: We have added the following statement:

"The residential lot we currently own is large enough to accommodate up to eight homes." Page 26

5. Response: We have added the following statement:

" Form 2009-2011, she holds position as Officer and Director for Angel Charitable Foundation Inc; she coordinated with volunteers to find rental units for low income families.

6. Response: We have made the following revision:

"On August 19, 2011, the Company issued 3,500,000 shares of common stock to the director of the Company, for a $10,000 cash and $25,000 non-cash assets." Page 29 and Page 32.

For future communication, please send a copy to communications to: Kevin M. Murphy Attorney-At-Law 6402 Scott Lane Pearland, Texas 77581 Tel: 281-804-1174 E-mail: info@kevinmurphylaw.com

And, Please send an extra copy to us: email: suhuatian@yahoo.com

/s/ Tian Su Hua, CEO/CFO